Exhibit 34.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

World Financial Network National Bank

We have examined ADS Alliance Data Systems, Inc.’s (the “Company”) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the asset-backed securities transactions for which the Company acted as servicer involving credit card receivables (the “Platform”) described in the accompanying Management’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria as of and for the year ended December 31, 2008, excluding criteria 1122 (d)(l)(i), d(l)(ii), (d)(l)(iii), (d)(2)(iii), (d)(2)(iv), (d)(2)(v), (d)(2)(vi), (d)(3)(i.D), (d)(3)(iii), (d)(4)(i), (d)(4)(iii), (d)(4)(x), (d)(4)(xi), (d)(4)(xii), and (d)(4)(xiii), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Appendix B to management’s assertion identifies the individual asset-backed transactions defined by management as constituting the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with 1122(d)(3)(i), applicable to the Company during the year ended December 31, 2008. The Monthly Noteholders Statements for the World Financial Network Credit Card Master Note Trust for the periods ended January 31, 2008 and February 29, 2008, incorrectly reported $0.00 on line V.(h) Required Transferor’s Interest.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned applicable servicing criteria for the Platform as of and for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Columbus, Ohio

March 25, 2009